FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending September 28, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: September 28, 2004                                        By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

27 September 2004

                               GlaxoSmithKline PLC


GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 840,000 of it's Ordinary shares of 25 pence each ("shares ") on 27 September 2004 at a price of 1175.83 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 47,183,000 of it's shares in Treasury and has 5,887,972,277 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned directors:


Sir Christopher Hogg acquired a beneficial interest in 32 Ordinary Shares purchased under a Personal Equity Plan on 27 September 2004 at (pound)11.79.

Mr J D Coombe acquired a beneficial interest in 10 Ordinary Shares purchased under a Personal Equity Plan on 27 September 2004 at (pound)11.79.

Mrs G A Coombe (wife of Mr J D Coombe) acquired a beneficial interest in 8 Ordinary Shares purchased under a Personal Equity Plan on 27 September 2004 at (pound)11.79.

Sir Peter Job acquired a beneficial interest in 1 Ordinary Share purchased under a Personal Equity Plan on 27 September 2004 at (pound)11.79.


The Directors and the Company were advised of these transactions on 28 September 2004.


S M Bicknell
Company Secretary

28 September 2004